UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                (Amendment No. THREE)*


                              CHC HELICOPTER CORPORATION
                                   (Name of Issuer)

                             COMMON SHARES, CLASS A, SVS
                            (Title of Class of Securities)

                                      12541C203
                                    (CUSIP Number)
                      Harold P. Hands, Executive Vice President
               Mackenzie Financial Corporation, 150 Bloor Street West,
                        Suite M111, Toronto, Ontario  M5S 3B5
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   JUNE 21, 1996 **
               (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [X].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.














          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          ** Mackenzie Financial Corporation is no longer acting as investment advisor to this account.

























































          _________________________________________________________________
               NAME OF REPORTING PERSON
          1.   S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
               MD Equity Fund, by its Investment Advisor,
               Mackenzie Financial Corporation
          _________________________________________________________________
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [   ]
          2.                                                      (b) [ X ]
          _________________________________________________________________
               SEC USE ONLY
          3.

          _________________________________________________________________
               SOURCE OF FUNDS
          4.   Internal, Investment Company Assets
          _________________________________________________________________
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED  [   ]
          5.   PURSUANT TO ITEMS 2(d) or 2 (E)
          _________________________________________________________________
               CITIZENSHIP OR PLACE OF ORGANIZATION
          6.   Ottawa, Ontario, Canada
          _________________________________________________________________
                              SOLE VOTING POWER
          NUMBER         7.   0 shares (through Investment Advisor,
          OF                  Mackenzie Financial Corporation)
          SHARES         __________________________________________________
          BENEFICIALLY        SHARED VOTING POWER
          OWNED BY       8.   None
          EACH           __________________________________________________
          REPORTING           SOLE DISPOSITIVE POWER
          PERSON         9.   0 shares (through Investment Advisor,
          WITH                Mackenzie Financial Corporation)
                         __________________________________________________
                              SHARED DISPOSITIVE POWER
                         10.  None
          _________________________________________________________________
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11.  0 shares
          _________________________________________________________________
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN   [   ]
          12.  SHARES. *
          _________________________________________________________________
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.  0%
          _________________________________________________________________
               TYPE OF REPORTING PERSON *
          14.  IC - Unregistered Investment Company (Canadian Mutual Fund
               Trust)
          _________________________________________________________________

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!













          ITEM 1    SECURITY AND ISSUER
                    Common Shares
                    CHC Helicopter Corporation
                    Hangar # 1, 81 St. John's Airport
                    P.O. Box 5188, St. John's, Nfld. A1C 5V5

          ITEM 2    IDENTITY AND BACKGROUND

          ITEM 2(a) NAME
                    MD Equity Fund

          ITEM 2(b) BUSINESS ADDRESS
                    150 Bloor Street West, Suite M111
                    Toronto, Ontario, Canada   M5S 3B5

          ITEM 2(c) PRINCIPLE BUSINESS
                    Canadian Mutual Fund Trust

          ITEM 2(d) CRIMINAL CONVICTIONS
                    Nil

          ITEM 2(e) CIVIL PROCEEDINGS
                    Nil

          ITEM 2(f) CITIZENSHIP
                    N/A

          ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION Purchase price paid from internal source - net assets of Canadian mutual fund trust.

          ITEM 4    PURPOSE OF TRANSACTION
                    The purpose of the transactions reported on this Form
                    Schedule 13D is investment. The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

          ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          ITEM 5(a) AGGREGATE NUMBER AND PERCENTAGE OF SHARES BENEFICIALLY
                    OWNED

                    0 shares

          ITEM 5(b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    (i)   Sole power to vote or direct the vote:
                          0 shares through Investment Adviser, (Mackenzie Financial Corp.)
                    (ii)  Shared power to vote or direct the vote: NIL












                    (iii) Sole power to dispose or direct the disposition:
                          0 shares through Investment Adviser, (Mackenzie Financial Corp.)
                    (iv)  Shared power to dispose or direct the
                          disposition: NIL

          ITEM 5(c) TRANSACTIONS
                    (i)   Transaction effected by:  N/A
                    (ii)  Date:
                    (iii) Amount:
                    (iv)  Price per share:
                    (v)   Where and how transaction effected:

          ITEM 5(d) OTHER INTERESTS
                    Nil

          ITEM 5(e) DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF MORE THAN 5%
                    June 21, 1996

          ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                    N/A

          ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
                    N/A



                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                    MARGO D. MACGOUGAN            Date:  July 1, 1996
                    Assistant Vice President